SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Dated August 22, 2003



                   IMI International Medical Innovations Inc.

                         Commission File Number 1-31360

                              300-4211 Yonge Street
                            Toronto, Ontario M2P 2A9
                                     CANADA
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F  X     Form 40-F
                                  -----             -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









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                   IMI International Medical Innovations Inc.
                                    Form 6-K

     On August 21, 2003, the Registrant publicly disseminated a press release announcing the acceptance of a scientific paper and presentation on its skin cholesterol technology. The information contained in the press release is incorporated herein by reference and filed as Exhibit 99 hereto.









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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             IMI International Medical Innovations Inc.


                             By:      /s/ Ronald G. Hosking
                                      --------------------------
                                      Ronald G. Hosking
                                      Vice President and Chief Financial Officer




 Date: August 22, 2003





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                                  EXHIBIT INDEX



Exhibit
Number             Description
---------          ---------------

  99               The Registrant's Press Release
                   Dated August 21, 2003







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                                                                     Exhibit 99

Press release


IMI ANNOUNCES ACCEPTANCES OF PIVOTAL PAPER AND PRESENTATION
-----------------------------------------------------------

   Publication in Atherosclerosis, presentation at American Heart Association

TORONTO (August 21, 2003) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI) announced today that it has received peer-review acceptances on two of its skin cholesterol studies. This fall, a paper on IMI's pivotal study on the Cholesterol 1,2,3(TM) test will be published in the medical journal Atherosclerosis, and new data from a major U.S. study with Cholesterol 1,2,3 will be presented at the American Heart Association (AHA) annual meeting.

The paper to be published in the journal Atherosclerosis is titled, "Skin tissue cholesterol is related to angiographically defined cardiovascular disease." Dr. Dennis Sprecher of The Cleveland Clinic led the multi-site study and is the lead author of the paper. The paper provides a detailed analysis of the findings of IMI's pivotal angiography study, which formed the basis of IMI's submissions to regulatory authorities and subsequent clearances. Reporting on more than 600 subjects, it will be the largest study ever published on Cholesterol 1,2,3.

The abstract accepted for presentation at the American Heart Association annual meeting in November in Orlando is titled, "Non-invasive skin cholesterol measurement correlates with the presence and extent of coronary calcium." Dr. Pamela Ouyang of Johns Hopkins Medical Institutions will present the new findings, which are the first data on Cholesterol 1,2,3 from the MESA study (Multi-Ethnic Study of Atherosclerosis), led by the National Heart, Lung and Blood Institute.

Cholesterol 1,2,3(TM) is the world's only non-invasive test system for cholesterol. The test measures cholesterol in the skin, by placing two drops of liquid on the palm of the hand and generating a color-change reaction. As cholesterol accumulates on artery walls it also accumulates in other tissues, including skin. High levels of skin cholesterol correlate with higher incidence of coronary artery disease.

"Skin cholesterol testing is new and the case for using it needs to be made over and over again by well-respected thought leaders. Every publication and presentation is an opportunity to educate and inform the medical community," said Dr. Brent Norton, IMI President and CEO. "With a growing list of published articles and scientific presentations, combined with more than 20 current and planned studies, our clinical program is absolutely the key to realizing our cardiovascular vision, and it's never been as strong as it is today."


About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.


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This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

                                     - 30 -

For more information contact:
Andrew Weir
Director, Communications
(416) 222-3449
aweir@imimedical.com





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